UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Integrated Silicon Solution, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45812P107
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45812P107	13G	Page 2

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) Riley Investment Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,977[1]
	6	Shared Voting Power 916[2]
	7	Sole Dispositive Power 4,977[1]
	8	Shared Dispositive Power 916[2]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,044[2]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [X]
11	Percent of Class Represented by Amount in Row (9) 0.0%[3]
12	Type Of Reporting Person (See Instructions) IA
———————
1   Because Riley Investment Management LLC has sole investment and voting power over 4,977 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2   Riley Investment Management LLC has shared voting and dispositive power over 916 shares of Common Stock held by its investment advisory clients, 67 of which are held in managed accounts indirectly affiliated with Riley Investment Partners Master Fund, L.P. Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3   Based on 26,646,980 shares of Common Stock outstanding at December 8, 2008, as reported in Integrated Silicon Solution, Inc.’s (the “Issuer”) Annual Proxy Statement filed with the Securities and Exchange Commission on January 7, 2009.

CUSIP No. 45812P107	13G	Page 3

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) B Riley & Co., LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 15,380
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 15,380
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,380
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.1%[3]
12	Type Of Reporting Person (See Instructions) BD
———————

CUSIP No. 45812P107	13G	Page 4

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) B Riley & Co. Retirement Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 338
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 338
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 338
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.0%[3]
12	Type Of Reporting Person (See Instructions) EP
———————

CUSIP No. 45812P107	13G	Page 5

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) Bryant Riley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 20,695[4]
	6	Shared Voting Power 916[5]
	7	Sole Dispositive Power 20,695[4]
	8	Shared Dispositive Power 916[5]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,762[5]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [X]
11	Percent of Class Represented by Amount in Row (9) 8.0%[3]
12	Type Of Reporting Person (See Instructions) IN
———————
4  Because Riley Investment Management LLC has sole voting and investment power over security holdings of certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 4,977 shares held in managed accounts by its investment advisory clients. Includes 338 shares owned by B. Riley & Co. Retirement Trust. Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 338 shares owned by B. Riley & Co. Retirement Trust.  B. Riley & Co., LLC owns 15,380 shares of Common Stock.  Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC.

5  Riley Investment Management LLC has shared voting and dispositive power over 916 shares of Common Stock held by its investment advisory clients, 67 of which are held in managed accounts indirectly affiliated with Riley Investment Partners Master Fund, L.P. Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.

CUSIP No. 45812P107	13G	Page 6

ITEM 1.
(a) Name of Issuer:
Integrated Silicon Solution, Inc.

(b) Address of Issuer's Principal Executive Offices:
1940 Zanker Road, San Jose, California 95112

ITEM 2.
(a) Name of Person Filing:
1.	Riley Investment Management LLC (Delaware limited liability company) Bryant Riley (individual residing in California)

2.	B. Riley & Co., LLC Inc. (Delaware broker-dealer) B. Riley & Co. Retirement Trust

(b) Address of Principal Business Office, or if None, Residence:
1.	11100 Santa Monica Blvd. Suite 810 Los Angeles, CA 90025

2.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025

(c) Citizenship:
United States

(d) Title of Class of Securities:
Common Stock

(e) CUSIP Number:
45812P107

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. 45812P107	13G	Page 7

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For each Reporting Person:

(a) Amount beneficially owned: Please see Line 9 on the cover sheet for each reporting person (including footnotes thereto).

(b) Percent of class: Please see Line 11 on the cover sheet for each reporting person (including footnotes thereto).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:   Please see Line 5 on the cover sheet for each reporting person (including footnotes thereto).

(ii) Shared power to vote or to direct the vote:   Please see Line 6 on the cover sheet for each reporting person (including footnotes thereto).

(iii) Sole power to dispose or to direct the disposition of:   Please see Line 7 on the cover sheet for each reporting person (including footnotes thereto).

(iv) Shared power to dispose or to direct the disposition of:   Please see Line 8 on the cover sheet for each reporting person (including footnotes thereto).

CUSIP No. 45812P107	13G	Page 8

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].

Instruction: Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE     SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.  CERTIFICATIONS.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45812P107	13G	Page 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2009

Riley Investment Management, LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

B. Riley & Co., LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

By:	/s/ Bryant R. Riley
Bryant R. Riley